As furnished to the Securities and Exchange Commission on August 29, 2002. File No. 333-12860

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

RECD S.E.C.

AUG 2 9 2002

1086

**REPORT OF FOREIGN ISSUER
PURSUANT TO SECTION 13a-16 OR 15(d)-16 of
THE SECURITIES EXCHANGE ACT OF 1934**

P.E.
8/1/02

02056405

For the month of August, 2002

iesy Hessen GmbH

(formerly eKabel Hessen GmbH)
(Exact Name of Registrant as Specified in its Charter)

PROCESSED
SEP 0 3 2002
THOMSON
FINANCIAL

**Kleyerstrasse 88
60326 Frankfurt am Main
Germany**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F___X___ Form 40-F______

(Indicate by check mark whether the registrant by furnishing the information in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act 1934).

Yes______ No___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-______

Re: Interim Financial Statements for the period ended June 30, 2002 with Management's Discussion and Analysis.

1 of 37

iesy Hessen GmbH

Form 6-K for the Six Months Ended June 30, 2002

iesy Hessen GmbH

Unaudited Interim Condensed Consolidated Statement of Operations
for the Six Months Ended June 30, 2002 and 2001
(In Thousands of Euro)

	For the six months ended	
	June 30 2002 *(unaudited)*	June 30 2001 *(unaudited)*
Total Revenue	€ 58,154	€ 58,385
Purchased Services	(17,045)	(15,154)
Personnel Costs	(11,483)	(5,975)
Other Operating Expenses	(25,850)	(21,042)
Depreciation and Amortization	(39,801)	(44,699)
Financial Expense, net	(40,981)	(62,179)
Loss before extraordinary expenses	(77,006)	(90,664)
Extraordinary expenses	(5,317)	-
Tax Expense	(86)	-
Net Loss before minority interest	(82,409)	(90,664)
Minority Interest	13	1
Net Loss	€ (82,396)	€ (90,663)
Net Equity, beginning of period	€ 157,006	€ 568,798
Net Loss for the period	(82,396)	(90,664)
Minority Interest	(13)	1
Net Equity, end of period	€ 74,597	€ 478,135

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iesy Hessen GmbH

Unaudited Interim Condensed Consolidated Balance Sheet at June 30, 2002 and Audited Consolidated Balance Sheet at December 31, 2001
(In thousands of Euro)

	June 30 2002 *(unaudited)*	December 31 2001 *(audited)*
Assets		
Start-up and Business Expansion Expenses	**€ 36,747**	**€ 30,292**
Noncurrent Assets		
Intangible Assets, net	532,778	552,318
Tangible Assets, net	191,915	197,607
Total Noncurrent Assets	**724,693**	**749,925**
Current Assets		
Accounts Receivable and Other Assets, net	33,319	30,881
Fixed Securities	40,267	80,022
Inventory	2,999	2,511
Cash	48,304	33,768
Total Current Assets	**124,889**	**147,182**
Prepaid Expenses	**8,761**	**9,125**
Total Assets	**€ 895,089**	**€ 936,524**
Net Equity and Liabilities		
Net Equity	**€ 74,597**	**€ 157,006**
Accruals		
Pension and Similar Obligations	979	917
Income Tax and Other Accruals	40,794	40,618
Total Accruals	**41,773**	**41,535**
Liabilities		
Long-term debt obligations	726,613	681,607
Trade Accounts Payable	30,666	37,278
Other Liabilities	42	985
Total Liabilities	**757,321**	**719,870**
Deferred Income	**21,398**	**18,113**
Total Net Equity and Liabilities	**€ 895,089**	**€ 936,524**

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

iesy Hessen GmbH

Interim Condensed Consolidated Statement of Cash Flow
For the Six Months Ended June 30, 2002 and 2001
(In thousands of Euro)

	For the six months ended June 30 2002 *(unaudited)*	June 30 2001 *(unaudited)*
Net loss	€ (82,409)	€ (90,663)
Depreciation and amortization	39,801	44,699
Net interest expense [1]	40,981	62,179
Increase in pension accruals	62	65
Increase in accounts receivable	(2,438)	(15,569)
(Decrease) increase in accounts payable and accruals	(8,023)	15,034
Increase in deferred income	3,285	2,544
Increase in inventory	(488)	(1,451)
Other changes	(578)	6,572
Net cash (used for) provided by operations	(9,807)	23,410
Net interest paid	(44,388)	(48,399)
Net cash (used for) provided by Operating Activities	(54,195)	(24,989)
Purchase of noncurrent assets	(21,024)	(14,997)
Net cash (used for) provided by Investing Activities	(21,024)	(14,997)
Inflows from bond issuance [2]	-	154,728
Inflows from long-term obligations	50,000	-
Inflows from sale of securities	39,755	41,221
Outflows to purchase securities	-	(131,488)
Net cash (used for) provided by Financing Activities	89,755	64,461
Net (decrease) increase in cash	14,536	24,476
Cash at January 1	33,768	43,360
Cash at June 30	€ 48,304	€ 67,836

(1) Includes net interest expense of €46 million and unrealized foreign currency gains of €5 million for the six months ended June 30, 2002. Includes net interest expense of €42 million, debt issuance costs of €5 million, and unrealized foreign currency losses of €15 million for the six months ended June 30, 2001.

(2) Net of debt issuance costs of €5,272 for the six months ended June, 2001.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

iesy Hessen GmbH

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

The interim financial data as of June 30, 2002 and 2001 and for the six months then ended is unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

(1) Description of Business

In February 2002, the names of the companies in the eKabel Group were changed as shown below, except for the name of iesy Hessen GmbH (previously eKabel GmbH), which was changed in 2000 to eKabel Hessen GmbH. The name of our parent company was also changed in February 2002 from eKabel Holdings GmbH to iesy Holdings GmbH.

Old Name		*New Name*
eKabel Hessen GmbH	to	iesy Hessen GmbH
eKabel Hessen Finanz-Management GmbH	to	iesy Hessen Finanz-Management GmbH
eKabel Hessen Finanz GmbH & Co. KG	to	iesy Hessen Finanz GmbH & Co. KG
Kabel Hessen GmbH & Co KG	to	iesy Hessen GmbH & Co KG
Kabel Hessen Verwaltungs-GmbH	to	iesy Hessen Verwaltungs GmbH
eKabel BK Services GmbH	to	iesy Services GmbH

iesy Hessen GmbH, and its subsidiaries iesy Hessen Finanz-Management GmbH, iesy Hessen Finanz GmbH & Co. KG, iesy Hessen Verwaltungs GmbH, iesy Hessen GmbH & Co. KG, and iesy Services GmbH, collectively, "the Group", "we," "our", "us", and "iesy Hessen" is a broadband cable network provider for the Hessen region of Germany. iesy Hessen GmbH & Co. KG is the operating company of the Group. The broadband cable network serves as a platform for transmission of analog and digital television and for premium pay services. The Group maintains licenses to deliver cable and broadband network services.

iesy Hessen GmbH is headquatered in Frankfurt, Germany, and is registered in the commercial register of Darmstadt-Weiterstadt, Germany. All subsidiaries named above, including our parent, are registered in the commercial register of Darmstadt-Weiterstadt, with the exception of iesy Services GmbH, which is registered in the commercial register of Mainz-Kastel.

On August 15, 2000, we acquired Hessen KDG from KDG, a wholly owned subsidiary of Deutsche Telekom, in a transaction that valued the business at €1,180 million. Pursuant to this transaction, eKabel Investco acquired 65% of our parent's ordinary equity interests, and Deutsche Telekom indirectly retained 35% of our parent's ordinary equity interests.

(2) Basis of Presentation

The Company's consolidated financial statements have been prepared assuming iesy Hessen GmbH and its subsidiaries ("the Company") will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For further details regarding the risks and the actions of management, please refer to Note 7.

The Group's unaudited interim condensed consolidated financial statements have been prepared by aggregating the unaudited interim financial statements of iesy Hessen GmbH and its subsidiaries, and eliminating intercompany transactions. The Group's financial statements reflect the assets, liabilities, equity, revenues, expenses, and cash flow attributable to the Group. The Group has prepared financial statements in accordance with accounting principles generally accepted in Germany ("German GAAP"). Where permitted by German GAAP, the Group generally uses accounting and valuation principles in line with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Balance Sheet and the Statements of Operations and Net Equity were prepared under the classification requirements of provision § 266 and § 275 HGB. The Statements of Operations and Net Equity were prepared using the total cost method which defines cost categories as presented in the statement of income and cost items that are included in each category.

For the period presented, the financial statements include a statement of cash flow prepared in accordance with IAS 7, as prescribed by German GAAP.

The balance sheet information as of December 31, 2001 was derived from the 2001 audited consolidated financial statements, which were included in our 2001 annual report on Form 20-F.

(3) Summary of significant accounting policies

Scope of consolidation

The scope of consolidation includes iesy Hessen GmbH and all subsidiaries in which we hold a majority of the voting rights, either directly or indirectly.

In addition to iesy Hessen GmbH, five domestic subsidiaries were consolidated as of June 30, 2002, and as of December 31, 2001 using the full consolidation method.

Consolidation principles

Intercompany investments are eliminated in accordance with § 301 paragraph 1, sentence 2, subparagraph 2 of the German Commercial Code (HGB) ("Neubewertungsmethode").

Minority interests are disclosed as part of the net equity. Minority interests in profit and loss are shown separately before the item "Net loss" in the consolidated Statement of Operations and Net Equity.

Loans and other receivables, provisions and liabilities between Group companies are eliminated, as are profits and losses on intercompany transactions. In the consolidated Statement of Operations, income from intercompany transactions is netted against the appropriate expenses.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that effect the reported carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(4) Net Equity

	(In thousands of Euro)	
	June 30 2002	**December 31 2001**
Subscribed capital	€ 1,000	€ 1,000
Capital surplus	709,841	709,841
Accumulated deficit	(553,899)	(142,167)
Current period loss (six months and year-Ended, respectively)	(82,396)	(411,732)
Net equity of iesy Hessen GmbH	74,546	156,942
Minority Interest	51	64
Net Equity	€ 74,597	€ 157,006

(5) Start-up and business expansion expenses

Related to the expansion and upgrade of our network, start-up and business expansion expenses amounting to €10.2 million for the six months ended June 30, 2002 were incurred. According to German GAAP, such costs can be capitalized and amortized over four years, with the amortization beginning in the following year. Amortization of €3.7 million was recorded in the first half year 2002 related to amounts capitalized during 2001.

(6) Borrowings

The third interest payment on the €385 million Senior Euro Notes and the $175 million Senior Dollar Notes of €27.9 million and $12.7 million was paid on March 1, 2002. As of June 30, 2002, there is a total of €40.3 million available in restricted marketable securities to fund the next payment (due on September 1, 2002).

(7) Liquidity and Going Concern

The Company's financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Due in part to the temporary hold on the Company's expansion plans, management believes liquid assets as of June 30, 2002 (cash and cash equivalents) of €48.3 million on hand, fixed securities in the escrow account (€40.3 million) and available credit lines are sufficient to support the Company's operations (including interest payments) through December 31, 2003.

The Company has significant borrowings outstanding through Senior Notes, which require substantial semi-annual interest payments (due March 1 and September 1 each year). Interest began accruing on the Company's Senior Notes on August 15, 2000. Management believes the Company has sufficient funds to make the interest payments due in 2002 and 2003, assuming a temporary delay in its expansion and network upgrade. The Company does not have sufficient liquidity to pay the semi-annual interest payment due in March 2004 or subsequent interest payments. Due to the delay in (and temporary hold of) our network upgrade and the lower projected total revenues and operating cash flow, our revised business plan anticipates that, beginning in 2003, we will likely not be able to meet some or all of the financial tests required by the Company's credit facility. Depending on which financial tests are not met, there could be a default under the credit facility, following which the banks would have the ability to declare all outstanding amounts immediately due and payable. In this case the Company may not be able to make the interest payments due in 2003 and may become insolvent.

The banking syndicate under the Company's credit facility has placed conditions on the Company's future drawdowns, which we may not be able to meet. In April and May 2002, the Company drew down an additional €50 million in aggregate under the credit facility. In conjunction with these draw downs we concluded a waiver and amendment agreement with the banking syndicate in which the banks waived certain alleged technical breaches and defaults. In return, we agreed to (i) limit the future draw downs to up to €40 million between August 1 and December 23, 2002, subject to, among other conditions, the appointment of an independant advisor by iesy Hessen GmbH to advise us in restructuring the Company, its subsidiaries and our notes and the appointment by the banking syndicate of an independent consultant to review the business plan, which conditions have been satisfied till the end of August 2002; and (ii) in respect of drawdowns after December 23, 2002, to limit drawdowns to up to €47 million between December 23, 2002 and March 31, 2003, subject to certain conditions, and in respect of drawdowns requested before the date when the financial statements for the period ending March 31, 2003 are delivered to the facility agent, if the advisor referred to in (i) above has recommended a restructuring for the Company, then the banking syndicate must be satisfied that progress has been made towards a sustainable business plan for 2003 and beyond and the implementation of the restructuring. The conditions in (i) have been satisfied. The conditions in (ii) are subjective and therefore our ability to make draw downs under (ii) in the future is at the discretion of the banking syndicate. None of the further drawdowns may be utilized for acquisitions, to repay indebtedness, or to pay interest on our notes.

The Company believes a restructuring of its financings is probable and has retained the advisor Jefferies & Company, Inc. to advise it in its restructuring of its capital structure and will evaluate on a continuing basis its strategic alternatives and the most efficient use of the Company's capital, including, without limitation and depending on market conditions, debt and/or equity financing and purchasing, restructuring, recapitalizing, refinancing or by other means reducing its debt, in each case subject to the restrictions contained in the Indentures governing the notes and the credit facility.

In May 2002, the Company, as a legal entity, performed a valuation analysis to determine whether it was "overindebted" as defined by German law and reassessed the validity of the valuation analysis at the end of August 2002. The management concluded that the Company as a legal entity, is not overindebted and is not anticipated to be overindebted prior to December 31, 2003. The valuation considered the value of comparable businesses, comparable merger and acquisition values, as well as future cash flows from the expansion of the business to offer Internet, telephony, and digital television services. The assumptions underlying these cash flow projections include 1) a restructuring of the Company's capital structure and a renegotiation of its bank facilities (a prolongation of the agreed credit facilities) and 2) a timely network upgrade (considering the one year delay), new product introduction, and new product acceptance in the market thereafter. The assumptions underlying these cash flow projections are not fully under the control of the Company. If delays occur in the restructuring process or network upgrade or product introduction or if market acceptance of new products and services is not as high as expected, future cash flows could be negatively impacted and the Company cannot give any assurances that it would not then become insolvent due to "overindebtedness" or illiquidity in the future. Under German law, if a company is determined to be "overindebted" it must file insolvency proceedings within a period up to three weeks. In th event we are subject to insolvency or similar proceedings, we would be excluded from the iesy Finanz partnership at the time when the order that opens insolvency proceedings becomes legally enforceable. If iesy Finanz then decided to liquidate, our insolvency estate would receive the liquidation proceeds. If iesy Finanz decides to continue, our insovency estate would be entitled to receive cash compensation based on the market value of the 99.98% interest it has in iesy Finanz valued on the day the insolvency order became legally enforceable.

(8) Significant Differences between German and U.S. GAAP

The financial statements of the Group are prepared in accordance with German GAAP, which differs in certain aspects from U.S. GAAP. A description of the significant differences and a reconciliation between U.S. GAAP and German GAAP is presented below for net income and net equity for the six-month periods ended June 30, 2002 and 2001:

(a) Deferred discount on Senior Notes

Under U.S. GAAP, the deferred discount on Senior Notes, included in prepaid expenses under German GAAP, is netted against long-term debt, which is shown as a gross amount under German GAAP.

(b) Presentation of certain costs/income

Under U.S. GAAP, income from digital content services, shown under other operating income under German GAAP, would be recorded as revenue. True-ups of revenue would be shown as reductions from revenue under U.S. GAAP, rather than as other operating expenses, as required under German GAAP.

Under U.S. GAAP, own capitalized costs would be netted against the costs incurred. Further, releases of provisions and accruals which are recorded as other operating income under German GAAP, grossing up both revenues and expenses, would instead reduce the recorded expense in the same line item of the income statement under U.S. GAAP.

(c) Capitalization of deferred financing charges

Under U.S. GAAP, direct and incremental costs incurred relating to borrowing arrangements are capitalized and amortized over the term of the related debt. These costs are expensed under German GAAP.

(d) Income taxes

Determination of income tax expense under German GAAP differs from U.S. GAAP as follows:

- Under German GAAP deferred taxes are only recognized for temporary differences that are expected to reverse in the foreseeable future; a deferred tax asset on tax loss carry forwards must not be capitalized. Under U.S. GAAP, deferred taxes are generally recognized for all temporary differences with a valuation allowance being recorded when it is more likely than not that a tax asset will not be realized.

- Deferred taxation has been provided for the income tax effects of valuation differences between U.S. GAAP and German GAAP and on loss carry forwards. Deferred tax balances are measured based on German statutory rates (25 percent corporate income tax on undistributed pre-tax income and an additional 5.5 percent corporate income tax for solidarity surcharge and 19 percent local income tax on pre-tax income).

A valuation allowance was recorded since it is unknown (principal of conservatism) whether the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(e) Currency translation

For German GAAP, accounts receivable as well as other assets and liabilities in foreign currencies are translated at the lower of the historical rate or the exchange rate at the balance sheet (for assets) and at the higher of the historical rate or the exchange rate at the balance sheet (for liabilities).

For U.S. GAAP, accounts receivable as well as other assets and liabilities in foreign currencies would be translated at the exchange rate at the balance sheet date.

(f) Start-up and business expansion expenses

Under US-GAAP, start-up and business expansion expenses, capitalized as an asset under German GAAP and amortized over a four-year period beginning the following year, are required to be expensed as incurred. For US-GAAP purposes, start-up and business expansion expenses would be adjusted, as only certain costs, such as those for development of software for internal use, can be capitalized. For the period ended June 30, 2002, these costs amounted to €10.2 million and are included above Noncurrent Assets on the balance sheet.

(g) Capitalization of software developed for internal use

Under German GAAP costs for software developed for internal use cannot be capitalized. Under U.S. GAAP certain costs for software developed for internal use must be capitalized. Such costs include those incurred after the planning phase and before use of the software. These costs include direct external costs, allocated personnel costs, and interest expenses. Under U.S. GAAP, these costs amounted to €5.5 million.

(h) Goodwill and Other Intangible Assets

Under German GAAP, goodwill is amortized over its useful life.

Previously, goodwill under U.S. GAAP was also amortized over its useful life. However, in July 2001, the FASB issued SFAS 141 "Business Combinations", and SFAS 142 "Goodwill and Other Intangible Assets". These pronouncements significantly changed the accounting for business combinations, goodwill and intangible assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations and specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which was also adopted on January 1, 2002 with no material effect on our financial statements. For purposes of our US GAAP reconciliations, we adopted all provisions of SFAS 141 and SFAS 142 on January 1, 2002. Results for the six-months ended June 30, 2001 are presented pro forma under Note 8 (j) above as we had adopted the previous on January 1, 2001.

At the date of adoption, we had approximately €259.8 million in unamortized goodwill subject to the transition provisions of SFAS 141 and SFAS 142. Amortization expense related to goodwill for the six-month period ended June 30, 2002 under German GAAP was €9.6 million. This entire amount is a reconciling difference for U.S. GAAP. In the fourth quarter of 2001, we recorded an impairment charge of €236.3 million under German GAAP, which was allocated to goodwill, based on results of an evaluation that indicated the carrying value of our net assets was not recoverable. We have completed the required initial review of our goodwill, with no impairment charge recorded in 2002 (largely due to the significant impairment charge recorded in 2001 under German GAAP). We will perform impairment reviews of goodwill and other indefinite-lived intangibles at least annually in the future. We have a cable transmission license (~€1.3 million) with an indefinite life; otherwise, all of our intangible assets have definite lives.

(i) Other differences

Other differences consist primarily of miscellaneous adjustments that are not individually significant relating to the amortization of certain intangible assets, and pension reserves.

As of June 30, 2002, we had available combined tax loss carry-forwards from continuing operations for corporate income tax of approximately €420 million and for trade tax on income of approximately €319 million. Under current German laws, these loss carry-forwards have an indefinite life and may be used to offset future taxable income of our Group.

(j) Reconciliation of Net Loss and Net Equity from German GAAP to U.S. GAAP

Below is a reconciliation of the net loss from German GAAP to U.S. GAAP for the periods ended June 30, 2002 and 2001:

	(In thousands of Euro)	
	January 1- June 30 2002	**January 1- June 30 2001**
Net Loss in accordance with German GAAP	€(82,409)	€(90,664)
Additions (deductions) for U.S. GAAP purposes:		
Reversal of capitalization of start up and business development costs	(10,192)	(1,407)
Capitalization of internally developed software	5,508	-
Reversal of amortization of start up and business developments costs	3,737	-
Amortization of internal developed software	(1,073)	-
Reversal of amortization of Goodwill	9,616	-
Unrealized currency gains	14,056	226
Amortization of intangible asset for workforce	-	(244)

Capitalization of deferred financing charges	-	5,272
Amortization of deferred financing charges	(2,781)	(2,731)
Reversal of unrealized currency gains	-	(3,542)
Pensions	(26)	(14)
Tax effect of U.S. GAAP adjustments	(7,538)	492
Deferred taxes on tax loss carry forwards	203,648	33,798
Valuation allowance	(196,110)	(34,290)
Net Loss in accordance with U.S. GAAP	€(63,564)	€(93,329)

As stated under Note 8 (l), if we would have adopted FAS 141 and FAS 142 in 2001, our loss according to U.S. GAAP as of June 30, 2001 would have been €74,718 and our net equity according to U.S. GAAP as ofJune 30,2001 would have been €545,438.

Below is a reconciliation of Net Equity from German GAAP to U.S. GAAP at June 30, 2002 and December 31, 2001:

	June 30 2002	**December 31 2001**
Net Equity in accordance with German GAAP	€74,597	€157,006
Additions (deductions) for U.S. GAAP purposes:		
Reversal of capitalization of start up and business development costs	(40,484)	(30,292)
Capitalization of internally developed software	17,165	11,657
Reversal of amortization of start up and business development costs	3,737	-
Amortization of internal developed software	(1,073)	-
Reversal of amortization of Goodwill	9,616	-
Amortization of intangible asset for workforce	(631)	(631)
Additional impairment of goodwill	(28,735)	(28,735)
Capitalization of deferred financing charges	55,386	55,386
Amortization of deferred financing charges	(10,173)	(7,392)
Unrealized currency gains	14,282	226
Pensions	(245)	(219)
Tax effect of U.S. GAAP adjustments	(19,665)	(12,117)
Deferred taxes on tax loss carry forwards	244,809	212,512
Valuation allowance	(225,154)	(200,395)
Net Equity in accordance with U.S. GAAP	€93,442	€157,006

Changes in Net Equity in accordance with U.S. GAAP for the six months ended June 30, 2002 and 2001:

	June 30 2002	**June 30 2001**
Net Equity, beginning of period (January 1)	€ 157,006	€ 620,156
Net loss in accordance with U.S. GAAP	(63,564)	(93,329)

Net Equity, end of period (June 30)	€ 93,442	€ 526,827

(k) Statement of Cash Flows

Under German GAAP, the purchase and sale of fixed securities is reflected in the statement of cash flows as a financing activity, while U.S. GAAP requires that such purchases be included in investing activities. This difference has no impact on the reconciliation of net income or net equity to U.S. GAAP.

(l) New Accounting Pronouncements

In August 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. We have not yet completed our analysis of the new pronouncement and have not yet determined if the adoption of the new pronouncement will have a material effect on our financial statements.

In June 2002, the FASB issued FAS 146, Accounting for Costs Associated with Exit or Disposal activities, which is effective for fiscal years beginning after December 31, 2002. This statement requires that liabilities for costs associated with an exit or disposal activity by recognized at fair value when the liability is incurred, rather than when the entity has only committed to a plan, as EITF Issue 94-3 currently requires. Liabilities are incurred when a transaction or event leaves an entity little or no discretion to avoid the future transfer of assets to settle the liability. These liabilities will be revalued to fair value on an ongoing basis. Costs included in this guidance include one-time termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease, and costs to consolidate facilities or relocate employees. We have not yet completed our analysis of the new pronouncement and have not yet determined if its adoption will have a material effect on our financial statements.

(m) Segment reporting

The Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose information in respect of their operational segments in accordance with their internal reporting structures. Based on the risks and rewards associated with the Group's business and its sole geographic location, management has determined that the Group operates in one reportable business and geographical segment.

(n) Comprehensive Income

Comprehensive income determined in accordance with SFAS No. 130, "Reporting Comprehensive Income," includes certain changes to shareholders' equity not affecting net income and not related to capital payments, dividend payments, or similar transactions with the shareholders. The comprehensive income for the Group is equal to net income, as there are no items of comprehensive income for the periods presented under U.S. GAAP other than net income.

(9) Change in Management

During the second quarter of 2002, the Advisory Board continued the major reorganization of the management team. As a result, a significant number of our key executives were either replaced or decided to pursue opportunities elsewhere. On May 10, 2002 Bruno Claude was named Chief Executive Officer and Managing Director, replacing Lutz-Meyer Scheel, who had been named CEO on April 2, 2002. On May 10, 2002 Hamid Heidary was named Chief Operating Officer, replacing Günter Maier. Also on May 10, 2002 Otto Rathsman was named Chief Financial Officer, replacing Bruce Davis, who had been planning to leave the Company on June 30, 2002. John Gregg was named Chief Restructuring Officer and Managing Director as of May 19, 2002. Bruno Claude is engaged act as CEO and to support the Company in its restructuring efforts. Bruno Claude, John Gregg and Otto Rathsman also hold positions at NTL Europe.

(10) Subsequent events

The restructuring, the Company believes a restructuring of its financings is probable and has retained an independent advisor Jefferies & Company, Inc. to assist it in the restructuring of its capital structure as described under Note (8). As agreed in the amendment waiver, Solon was engaged to review the business plan. The results of this review will be presented to the banks at the end of August. In addition, the Company agreed with the banks to have Deloitte & Touche review its short term-cash position. This review was completed in August. The Company is discussing with secured and unsecured creditors the appointment of several aditional advisors.

(11) Extraordinary expenses

During the first half year of 2002, the Company incurred extra-ordinary expenses, which relate to the restructuring of the Company. The costs mainly relate to the close down of the iesy Services with the consequence of severance payments to the employees. The Company also incurred restructuring expenses for the reduction of employees in iesy Hessen GmbH & Co. KG. As the restucturing continues, the Company expects to incur further restructuring expenses. For the period ended June 30, 2002, we incurred extraordinary expenses of €5.3

million. The Company initiated the layoff of approximately 160 people. This includes approimately 90 employees in iesy Services GmbH and the remaining in the departments of Technology and Network Operations of iesy Hessen GmbH & Co. KG. The Company recorded actual severance and termination costs of €150 thousand and accrued an additional €754 thousand for severance and termination costs for iesy Services and €695 thousand for severance and termination costs for iesy Hessen GmbH and Co. KG. Other extraordiniary expenses were incurred, in connection with putting the network upgrade on hold. Negotiations with our main network integrator led to extraordinary expenses of €1.2 million. As the company continues to work on the restructuring, it expects to incur significant extraordinary expenses. In the first half year, the Company also accrued an additional €1.085 million for severance and termination expenses related to former management. For reporting under German GAAP, the charges incurred by the company for the management restructuring in the first half year were qualified as extraordinary item. Under U.S. GAAP, these charges do not meet the criteria for classification as extraordinary expenses and are part of operating activities.

(12) Legal contingencies

The following legal contingencies were outstanding as of June 30, 2002:

- Proceedings have been initiated by public broadcasters against Deutsche Telekom at the *Bundeskartellamt* in response to Deutsche Telekom's and KDG's efforts to claim transmission fees. iesy has been admitted as a summoned third party (*Beigeladener*). If the broadcasting companies prevail, and the current practice is declared to be void, this may also have unforeseeable and unmeasurable impacts for the settlement of copyrights for programs. No accrual has been recorded.

- Marconi: Marconi claims €665,000 for consultancy services and delivery of hardware components. Amount is fully provided for in the other accruals.

- Andreas Krone AG has claimed brokerage fees for office space in Frankfurt amounting to €223,000, which has been fully accrued.

- Anna Banach, former Vice President Multimedia, has filed an action with labor courts challenging the termination of her contract as of June 2001. An amount of €219,000 has been accrued, which covers this risk completely.

- Certain claims have been brought against the company by some of the former management team. The Company has set aside a general provision in the second quarter financial results which is included in the restructuring charges classified as extraordinary expenses in the amount of €1.1 million.

- Former members of management have asserted that iesy breached the employment contracts with said individuals because it did not provide for the employment agreements to be notarized, which is necessary to render the stock option provisions enforceable. They assert that iesy is obliged to issue shares to said individuals at a zero exercise price. iesy believes that the contracts clearly provide that exercise of the option requires payment of an amount equal to the entry price of the other investors. The individuals are requesting a cash settlement. No accrual is recorded.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations is based on and should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained herein.

The unaudited interim condensed consolidated financial statements have been prepared in accordance with German GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the differences between German GAAP and U.S. GAAP and a reconciliation of net income and net equity to U.S. GAAP, we refer you to Note 8 in the unaudited interim condensed consolidated financial statements.

Overview

On August 15, 2000, we acquired Hessen KDG from KDG, a wholly owned subsidiary of Deutsche Telekom, in a transaction that valued the business at €1.180 million. Pursuant to this transaction, eKabel Investco acquired 65% of our parent's ordinary equity interests, and Deutsche Telekom indirectly retained 35% of our parent's ordinary equity interests.

Currently, we own and operate a broadband cable network serving approximately 1.3 million cable television subscribers (homes connected). We are the largest cable television provider in the German province of Hessen, which includes Frankfurt, a major financial center in Europe. We currently broadcast up to 33 analog channels, 13 digital channels and 36 radio channels. There are approximately 2.8 million homes in Hessen, of which 68% or 1.9 million homes, are passed by our network.

We have begun to upgrade our network to a two-way 862 MHz HFC broadband network in order to offer a wide array of broadband products and services, including the "triple play" of Internet services, digital television and telephony. The upgrade is on temporary hold until we can achieve a restructuring of our capital structure and renegotiate our credit facility. We have contracted two major network infrastructure integrators to design, construct and integrate the network in Frankfurt and Wiesbaden under the close direction and supervision of our project team. We entered into master agreements with infrastructure providers that will allow a continuous build with minimal interruptions. The upgrade is done parallel to the existing network, in most cases utilizing existing ducting and rights-of-way wherever possible.

Frankfurt and Wiesbaden are the two largest cities in the state of Hessen. The Wiesbaden upgrade, which will pass 100,000 homes (temporarily on hold) will be done by Siemens. The planning of the headend and the backbone in Wiesbaden is finished. The 2002 Frankfurt upgrade (temporarily on hold) - will be implemented by Motorola (100,000 homes passed) and Siemens (200,000 homes passed). The headend implementation in Frankfurt is in progress and the backbone section is completed. A partial implementation of the headend in Frankfurt is completed. We recently completed the negotiations with Siemens, which enabled us to put the Siemens upgrade on hold. We are still in negotiations with Motorola.

We believe our large customer base, extensive network infrastructure and the attractive economic and demographic characteristics of Hessen will enable us to be a leader in the development and provisioning of broadband products and services. In 2001, we offered high-speed data services to a limited number of the upgraded customers. To date, we have upgraded approximately 37,000 homes at level 3 in Frankfurt. We are in the initial stages of a commercial launch of high-speed data products to many of our 37,000 upgraded customers. We plan to launch digital television and telephony in 2004.

As part of our annual planning, we make revisions to our extended business plan based on new information, our experience in Hessen and our observation of developments in other markets. Our business plan was extensively revised in 2001. Our original plan was based upon benchmarks against other European operators, while our revised plan is based upon market research, conditions in the local market, including competitive conditions, and the experience of NTL, one of our investors, in other markets. Our revised business plan (currently on hold until we achieve a restructuring of our capital structure and a renegotiation of our credit facility) reflects the goals and objectives of our current management team and shareholders. Our original plan, completed in 2000 with the acquisition of the cable business, was to upgrade our network for all homes in Hessen. Based on current cost estimates, this is no longer practical at projected demand levels. Our revised business plan now projects the number of homes to be upgraded to be approximately 1.6 million, a reduction from the original projected upgraded market of 2.1 million homes. Our revised business plan also had to take into account the delay in our network upgrade. Our original plan estimated that the upgraded network would be substantially complete by 2004, while our revised business plan estimates substantial completion will be achieved in 2007. Our original plan specified an immediate upgrade of the network to 862 MHz with an average of 500 homes per node, while our revised business plan instead calls for immediate upgrade to 606 MHz, with an average of 2000-3000 homes per node, with a future upgrade, depending on demand, to 862 MHz, with an average of 500 homes per node. Because of the delay in our network upgrade, we have had to delay the launch of our high-speed data product to 2002 and our digital television and telephony products to 2004. We expect to invest a total of approximately €850 million in total capital expenditures in connection with our network upgrade. The estimates regarding capital to be invested over the main construction period have not materially changed from the original estimates due to the following:

- substantially higher level 4 upgrade costs are offset by substantially lower level 3 upgrade costs (primarily due to a result of a reduction in the amount of civil works required),

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- we have now assumed that customers will pay for customer-premise equipment such as cable modems and set-top boxes; and

- wholesale relationships with level 4 providers, which were previously anticipated to be converted to retail relationships within the period of the upgrade, are now expected to remain unchanged or be converted to cooperation agreements.

Additionally, as a result of the reduced number of planned upgraded homes, taken with a comparable overall capital expenditure program, we expect our average cost per home upgraded to be approximately 7% higher than originally estimated (€529 versus €495 per home upgraded). Generally, we expect total revenues and operating cash flow to be lower under our revised plan. Our high-speed data product has been launched in the middle of 2002, where only 37,000 homes passed were upgraded. The rollout for further areas will be continued when the capital restructuring of the Company is completed. The launch of digital television and telephony products is delayed to 2004.

Recent Developments

During the second quarter of 2002, the Advisory Board continued the major restructuring of the management team. On May 10, 2002 Bruno Claude was named Chief Executive Officer and Managing Director, replacing Lutz-Meyer Scheel, who had been appointed CEO on April 2, 2002. On May 10, 2002 Hamid Heidary was named Chief Operating Officer, replacing Günter Maier. Also on May 10, 2002 Otto Rathsman was named Chief Financial Officer, replacing Bruce Davis, who had been planning to leave the Company on June 30, 2002. John Gregg was named Chief Restructuring Officer and Managing Director as of May 19, 2002. Bruno Claude, John Gregg and Otto Rathsman also hold responsibilities at NTL Europe.

The Company has engaged the independent advisor Jefferies & Company, Inc. to assist it in the restructuring of its capital structure. There can be no assurance that restructuring efforts will be successful. The Company will evaluate on a continuing basis its strategic alternatives and the most efficient use of the Company's capital, including, without limitation and depending on market conditions, debt and/or equity financing and purchasing, restructuring, recapitalizing, refinancing or by other means reducing its debt, in each case subject to the restrictions contained in the Indentures governing the notes and the credit facility.

The banking syndicate under the Company's credit facility has placed conditions on the Company's future drawdowns, which we may not be able to meet.In April and May 2002, we drew down an additional €50 million in aggregate under our credit facility. In conjunction with these draw downs we concluded a waiver and amendment agreement with the banking syndicate in which the banks waived certain alleged technical breaches and defaults. In return, we agreed to limit our future draw downs to (i) up to €40 million between August 1 and December 23, 2002, subject to, among other conditions, the appointment by us of an advisor to assist us in restructuring the Company, its subsidiaries and our notes and the appointment by the banking syndicate of an independent consultant to review our business plan; and (ii) in respect of drawdowns after December 23, 2002, to limit our drawdowns to up to €47 million between December 23, 2002 and March 31, 2003, subject to certain conditions, and in respect of drawdowns requested before the date when the financial statements for the period ending March 31, 2003 are delivered to the facility agent, if the advisor referred to in (i) above has recommended a restructuring for us and our subsidiaries, then the banking syndicate must be satisfied that progress has been made towards a sustainable business plan for 2003 and beyond and the implementation of the restructuring. Recently an independent review of our business plan was completed. These conditions are subjective and therefore our ability to make drawdowns in the future is at the discretion of the banking syndicate. These further drawdowns may not be utilized for acquisitions, to repay indebtedness, or to pay interest on the high yield debt. The company does not have sufficient liquidity to pay the semi-annual interest payment due in March 2004 or subsequent interest payments.

In May, the Company, as a legal entity, performed a valuation analysis to determine whether it was "overindebted" as defined by German law and reassessed the validity of the valuation analysis at the end of August 2002. The management concluded that the Company as a legal entity was not overindebted and is not anticipated to be overindebted prior to December 31, 2003. The valuation considered the value of comparable businesses, comparable merger and acquisition values, as well as future cash flows from the expansion of the business to offer Internet, telephony, and digital television services. The assumptions underlying these cash flow projections include 1) a restructuring of the Company's capital structure and a renegotiation of its bank facilities and 2) a timely network upgrade, new product introduction, and new product acceptance in the market thereafter. The assumptions underlying these cash flow projections are not fully under the control of the Company. If delays occur in the restructuring process or network upgrade or product introduction, or if market acceptance of new products and services is not as high as expected, future cash flows could be negatively impacted and the Company cannot give any assurances that it would not become insolvent due to "overindebtedness" or illiquidity in the future. Under German law, if a Company is determined to be "overindebted" it must file insolvency proceedings within a period up to three weeks. In the event we are subject to insolvency or similar proceedings, we would be excluded from the iesy Finanz partnership at the time when the order that opens insolvency proceedings becomes legally enforceable. If iesy Finanz then decides to liquidate, our insolvency estate would receive the liquidation proceeds. If iesy Finanz decides to continue, our insolvency estate would be entitled to receive cash compensation based on the market value of the 99.98% interest it has in iesy Finanz valued on the day the insolvency order became legally enforceable. The impairment amount derived as a result of the valuation was included in our results for the year ended December 31, 2001.

To conserve cash necessary to support current operations and interest payments in 2002 and 2003, the company has temporarily suspended its business plan (including the level 3 upgrade of additional homes beyond the 37,000 currently upgraded), with the result that the implementation of the business plan could be delayed by as much as one year or more. We currently plan to continue to market internet services to this group of upgraded homes.

On May 7, 2002, the rating agency Moody's downgraded our senior unsecured notes to Ca from Caa1 and our subsidiary's €850 million senior secured credit facility rating to B3 from B1. The senior implied rating and senior unsecured issuer rating were downgraded to Caa2 from

B2 and to Ca from Caa1, respectively. According to Moody's, the downgrade reflected "increased concerns regarding the company's ability to grow into its capital structure and Moody's opinion that iesy may be unable to resolve the anticipated bank covenant issues that are likely to result (although potentially not until early 2003) from the company's reduced growth prospects over the next several years."

On June 20, 2002, rating agency Standard & Poor's downgraded our long-term corporate credit ratings to C from CCC+, our debt ratings to C from CCC-. All ratings remain placed on CreditWatch with negative implications. According to Standard & Poor's official press release, "the downgrade and the watch placement reflect a very high risk that iesy's bond obligations may be restructured under the recapitalization plan recently announced by the company."

A. Explanation of Operating Results

Revenues

Revenues consist of *net revenue*, *own capitalized costs*, and *other operating income.*

Net revenue consists of cable television revenue and program and other revenue, and includes monthly and annual fees paid by individual customers, housing associations and independent professional providers. Main drivers include:

Cable television revenue includes monthly and annual fees paid by individual customers, housing associations and independent professional providers for basic subscriptions. Cable television revenue also includes revenue from installation charges paid by customers. The individual customers usually pay their fees based upon a standard price list. Large housing associations are able to receive bulk discounts off the standard price list, which they negotiate based upon the number of residents connected to the network or the number of interconnection points between our network and the housing associations' buildings. The rates to be paid by the professional providers are structured in accordance with their ability to retain current customers, the term of the relevant agreement and the number of residents connected to the network. We expect cable television revenue to increase in the future as we roll out advanced digital services, but to decrease as a percentage of total revenue as we roll out high-speed data and telephony products.

Program and other revenue is primarily derived from content providers for the distribution of national, regional and local programs and is based on the number of homes connected. The analog programming arrangements are both nation-wide and local agreements between KDG, Deutsche Telekom or Deutsche Telekom Group Companies, or ourselves and various television and radio broadcasters. Generally, in contrast to most other cable television markets, German broadcasters compensate the cable operator for providing the distribution of their content. Program providers usually sign one to six year contracts with the right to cancel upon six months notice. In March 2002, the Higher Court of Brandenburg *(Oberlandesgericht)* ruled that, except for a basic cable connection fee, cable network operators may not charge the three national program producers any fees for the re-transmission of their programs. Although this ruling was, among other things, based on specific Brandenburg media laws, we cannot exclude the possibility that Hessen courts may come to similar conclusions.

Own capitalized costs are revenue items that were recorded because our statements of operations and net equity are prepared on the total-cost basis typically used in Germany. Under this methodology, our own costs that are to be capitalized and expensed in future periods, such as the cost of our own personnel and overhead on construction projects, are recorded in the statements of operations and net equity as revenues. These costs reflect actual internal costs for direct labor to design and construct our new network, customer premise wiring and installation of customer premise equipment, as well as indirect labor, such as costs to warehouse and distribute new network components, and supervisory personnel for construction related activities including project management. A corresponding amount is included in expenses, so that the net effect in the statements of operations and net equity is zero.

Other operating income consists primarily of our share of MSG revenue from transmission of digital programming in Hessen. Under KDG's contract with MSG, we are entitled to a pro rata portion of approximately 85% of MSG's revenue derived from, and we are responsible for a pro rata portion of approximately 85% of the costs of MSG's digital programming business in Hessen. Similar to the arrangement with analog program providers, MSG also receives and shares with KDG compensation from digital content providers for distribution of their programming. Our pro rata portion of the revenues is based upon the number of homes connected in Hessen and the pro rata portion of the costs is based upon the costs of providing these services in Hessen, both as compared to the number of homes connected, and the costs of providing services, in the other regions. Related costs are reflected in other operating expenses. Under the contract, we cannot be charged expenses in excess of revenues under the agreement. In 2001 and 2002 to-date, the expenses under this contract have offset the revenue. The expenses under the MSG contract are recorded under "Digital Network service" expenses.

Operating Expenses

Operating expenses consist of purchased services, personnel costs, depreciation and amortization and other operating expenses.

Purchased services are composed of network infrastructure services, repairs and maintenance, and other services purchased. Main drivers include:

Network infrastructure services include services related to the usage of cable ducts, electricity to power the network, the usage of space in transmission towers, the housing of cable and network equipment, rental of transmission lines and the use of capacity on the fiber optic network, from Deutsche Telekom and Deutsche Telekom Group Companies under various service agreements. We expect these costs to generally increase in the future as we expand the reach of our network and locate additional equipment around the state of Hessen.

Repair and maintenance expenses consist principally of repairs and maintenance activities for coaxial cables, broadcasting receivers and other electronic components. These services are in some cases provided by Deutsche Telekom and Deutsche Telekom Group Companies under service agreements, or by third party contractors.

Other services purchased consist primarily of IT support and broadcast services provided by Deutsche Telekom subsidiaries, and other miscellaneous expenses.

Personnel costs include all expenses associated with salaries and wages, including company and retirement benefits, social security and pension costs, and other forms of compensation such as overtime and stand-by pay and other employee benefits. Other personnel costs consist primarily of social security costs and pension costs for civil and non-civil servants.

Depreciation and amortization expenses primarily consist of amortization of goodwill related to the aquisition of Hessen KDG in August, 2000, as well as customer lists acquired. Depreciation of network components and technical equipment acquired is also included, and is expected to increase in the future due to the planned capital expenditures for the network upgrade and expansion (though these expenditures are currently on a temporary hold).

Other operating expenses include sales and marketing expenses, costs relating to digital network services, copyright license and franchise fees, and miscellaneous other operating expenses. Main drivers include:

Sales and marketing expenses primarily consist of services purchased by Deutsche Telekom and Deutsche Telekom Group Companies, as well as services provided by our Customer Service Center.

Digital network services represent our portion of 85% of MSG's costs of providing digital transmission services that are allocated to us under the revenue and cost-sharing contract described above. We do not have control over these costs; however, under our contract with MSG, costs cannot exceed revenue on an annual basis.

Copyright license and franchise fees consist of fees paid for transmission over our network of copyrighted content. These fees were paid to GEMA (*Gesellschaft für musikalische Aufführungs- und mechanische Vervielfältigungsrechte*) and are based on a percentage of our revenues from subscriptions.

Miscellaneous other operating expenses primarily include management fees, rental and leasing expenses for facilities and vehicle operating leases, legal and consulting fees, the cost of temporary employees, telephone and communications expense, travel and entertainment expenses, and other expenses.

Our operating expenses are also affected by costs arising from management and services agreements with eKabel Investco and iesy Holdings. Our parent, iesy Holdings, provides management services and other services to our operating subsidiary, iesy Hessen GmbH & Co. KG.

Financial Income (Expense), Net

Financial income (expense), net relates primarily to our indebtedness incurred to finance the acquisition of Hessen KDG. We will also be incurring further indebtedness to finance the capital expenditures required to build/upgrade our network, although these expenditures were put on a temporary hold in May 2002. As a result, we expect to have significant interest expense in future periods. In addition, we have unrealized foreign currency losses and/or gains from time to time as a result of our U.S.$175 million Senior Notes. Although principal repayments for these Senior Dollar Notes are not scheduled until September 1, 2010, we must revalue the obligation (debt) amount at each balance sheet date, possibly incurring unrealized foreign currency losses or gains. Under German GAAP, unrealized foreign currency gains may occur only to the extent of previously recognized unrealized foreign currency losses on a particular debt instrument. Only when the Senior Dollar Notes are repaid will gains or losses be (potentially) realized. Finally, financial income (expense), net, may include the costs of issuing debt such as investment bank and other commissions, legal and accounting expenses, printing costs, etc. It may also include financial income earned from idle cash balances, and short-term investments such as marketable securities.

Tax Benefit (Expense)

Tax Benefit (Expense) includes various forms of taxation including, but not limited to, trade tax (a local income-based tax), corporate income tax, and the solidarity surcharge.

We are subject to trade tax at an average rate of 19% of pre-tax income, which is a deductible item for corporate income tax calculation. We are also subject to corporate income tax at a rate of 25% of undistributed pre-tax income as well as the solidarity surcharge at a rate of 5.5% of the corporate income tax. Our subsidiary, iesy Services GmbH, founded in 2001, incurred tax expenses amounting to €86 thousand for the six-months ended June 30, 2002 and 0 for the corresponding period in 2001.

B. Operating Results

<u>Six Months Ended June 30, 2002 Compared with Six Months Ended June 30, 2001</u>

Revenue

Revenue consists of *net revenue, own capitalized costs,* and *other operating income.*

The table below sets forth revenue by major component for the six months ended June 30, 2002 and 2001:

	Six Months Ended	
	June 30, 2002	**June 30, 2001**

	(unaudited)	(unaudited)
	(In thousands of Euro)	
Net revenue	€ 53,660	€ 55,241
Own capitalized costs	1,245	1,163
Other operating income	3,248	1,981
Total revenue	€ 58,154	€ 58,385

Net Revenue was €53.7 million for the period ended June 30, 2002, or 92.3% of total revenue. Net revenue decreased 2.9% over the corresponding period in the previous year, partially as a result of allowances to customers caused by the billing conversion and a €0.5 million timing adjustment to prior year net revenue caused by a court ruling of the Higher Court of Brandenburg. Due to the decision of the Higher Court of Brandenburg, no revenue could be recorded for programs, which can be received via antenna. The revenue was included until the third quarter of 2001 and have been corrected in total in December 2001. This results in approximately €0.5 million less revenue for the period ended June 30, 2002 as compared to the period ended June 30, 2001.

Own capitalized costs were €1.2 million for the period ended June 30, 2002, or 2.1% of total revenue, remaining consistent with the corresponding period of the prior year, with only an €82 thousand, or 7.1% increase. These costs reflect actual internal costs for direct labor to design and construct our new network, customer premise wiring and installation of customer premise equipment, as well as indirect labor, such as costs to warehouse and distribute new network components, and supervisory personnel for construction related activities including project management. We expect these costs to increase in the future as we hire and train new personnel.

Other operating income was €3.2 million for the period ended June 30, 2002, or 5.6% of total revenue, an increase of 64% over the corresponding period in the previous year primarily due to reversals of personnel accruals and additional revenue from MSG digital services.

Operating Expenses

Operating Expenses consist of *purchased services, personnel costs, depreciation and amortization,* and *other operating expenses.*

The table below sets forth operating expenses by major component for the six months ended June 30, 2002 and 2001:

	Six Months Ended	
	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)
	(In thousands of Euro)	
Purchased services	17,045	15,154
Personnel costs	11,483	5,975

Other operating expenses	25,850	21,042
Depreciation and amortization	39,801	44,699
Total expenses[(1)]	94,179	86,870

(1) – Included in expenses above (Personnel costs and Other operating expenses) are transition costs of €5.3 million and €6.5 million for the six months ended June 30, 2002 and 2001, respectively. Transition costs are expenses incurred in connection with the start up of new lines of business and the reorganization of existing lines of business. We have incurred, and will continue to incur, substantial costs to outsource services, hire and train employees, pay temporary employees to service existing customers, pay consultants to develop new systems, processes, and procedures, and to develop marketing and branding plans to launch new products and services.

Summary

Costs in the first half increased significantly as the organization prepared itself to accelerate the network upgrade and launch new products. In the middle of the second quarter of 2002, once the funding constraints became clear, the company put on hold the network upgrade program and executed a redundancy program. These actions will enable the Company to lower expense levels during the second half year of 2002.

Purchased services totaled €17.1 million for the period ended June 30, 2002, or 29.3% of total revenue, and increased 12.5% from the corresponding period ended in the previous year. Main drivers include:

Network infrastructure services were €13.9 million for the period ended June 30, 2002, a decrease of 1.2% from the first half year of 2001. The decrease is due to termination of the service agreement with MSG for certain subscriber management services, effective January 2002.

Repair and maintenance expense was €1.4 million for the period ended June 30, 2002, an increase of 64% over the corresponding period in the previous year due to the higher cost of materials and labor and an increase in necessary repairs and maintenance to ready the network for upgrade in the future. We expect repair and maintenance expense to decrease in the future as we construct our new network.

Other purchased services were €1.7 million for the period ended June 30, 2002, compared to € 0.2 million (€ 0.6 million adjusted for timing difference), an increase of 183% on an adjusted basis.
The increase was mainly caused by:

- nonrecuring costs incurred by MSG on our behalf for providing information on the cable network
- maintenance costs related to LAN and other office applications

Personnel costs, which include wages and salaries, and other personnel costs, were €11.5 million during the first half year of 2002, or 19.8% of total revenue, an increase of 92.2% over the corresponding period in the prior year. Employees at June 30, 2002 were 521, an increase of 68% compared to the same period in 2001. The increase was mainly driven by the anticipated roll out of new services and included hiring new personnel for customer service center and the Call Center especially in the first quarter. In May 2002, the new management team initiated an effort to maximize the liquidity position of the company. A part of this initiative included a redundancy program reducing headcount by roughly 160 employees. In the short term, while the upgrade is on hold, we expect wages and salaries to decrease.

Wages and salaries were €9.5 million for the period ended June 30, 2002, an increase of 103% as compared to the six months ended June 30, 2001. The increase was due to an increase in number of employees hired, mostly to support our sales and customer conversion efforts, increases in salaries paid due to both overtime and raises in an attempt to retain key employees and management and employee bonuses. This category also includes stand-by pay, vacation pay, and other employee benefits. In the short term, while the upgrade is on hold, we expect wages and salaries to decrease.

Other personnel costs were €2.0 million for the period ended June 30, 2002 compared to €1.3 million in the corresponding period of the prior year, an increase of 62.8%. The increase was primarily due to social security insurance for the increased number of employees.

Depreciation and amortization expense was €39.8 million for the period ended June 30, 2002, or a decrease of 11.0% from the corresponding period in the previous year, due primarily to the decrease in goodwill amortization under German GAAP as a result of the €241.9 million impairment charge allocated to goodwill in the fourth quarter 2001. In the short term, while our upgrade program is on hold, we expect these costs to remain roughly flat. Depreciation is expected to increase in the future due to the planned capital expenditures for the network upgrade and expansion (which is currently on a temporary hold) as well as planned expenditure for software and other licenses.

Other operating expenses totaled €25.9 million for the first half year of 2002, or 44.5% of total revenue, increasing 22.8% over the corresponding period in the previous year. Primary drivers of this increase include:

Sales and marketing expenses were €2.1 million for the period ended June 30, 2002, a decrease of 32.1% compared to the corresponding period of the previous year, primarily as a result of bringing some of the sales and marketing activities in-house with the establishment of our subsidiary, iesy Services GmbH, in January 2001, and the fact that extensive brand campaigning was conducted during 2001 to launch the new iesy brand. A part of the cash preservation initiative included discontinuing most of iesy services activities including the termination of approximately 90 sales and marketing employees and as a result we expect sales and marketing costs to remain at current or lower levels until we get back on our growth plan.

Digital network services were €2.1 million for both the period ended June 30, 2002 and 2001, as revenues from the digital platform operated by MSG also remained flat.

Copyright license and franchise fees were €1.7 million for the periods ended June 30, 2002 and 2001. Based on the lack of significant movement in our first half year revenues from our basic service subscriptions, we do not expect any significant changes of these expenses.

Rental and leasing expenses were €2.9 million for the quarter ended June 30, 2002, increasing 128% over the six months ended June 30, 2001. These costs have increased as a result of the leasing of additional office space, warehouses, automobiles, and communications devices necessary as we add employees and facilities to support our network upgrade, as well as existing products and services.

Legal and consulting fees were €8.2 million for the period ended June 30, 2002 compared to €5.1 million for the corresponding period in the prior year, increasing by 61%. This increase was mainly caused by:

- higher legal fees resulting from issues relating to the change in funding, overindebtedness and liquidity analysis
- IBM and Siemens Business Services consulting fees incurred as we finalized the implementation of SAP's suit of financial modules and the ICMS billing system.

Although legal fees will probably continue at a high level throughout the restructuring, we expect consulting costs related to billing and financial system to be lower in the second half.

Miscellaneous other operating expenses were €8.8 million for the period ended June 30, 2002, an increase of 16% versus the corresponding period in the previous year.The increase in other operating expenses results from an increase in customer call center support, materials and supplies, employee recruiting, and other miscellaneous expenses. We expect that more than half of the increase to be of nonrecurring nature.

Financial Expense, Net

Financial expense, net was €41.0 million for the period ended June 30, 2002 as compared to €62.2 million for the corresponding period in the previous year.

Our financial expense relates primarily to our Senior Dollar Notes and Senior Euro Notes (the "Notes") as well as interest expense on the amounts drawn down under our credit facility. Total interest expense for the Notes and credit facility totaled €45.2 million for the six months ended June 30, 2002 versus €43.7 million for the corresponding period in the previous year.

Commitment fees of €2.3 million were incurred on the €700 million undrawn balance as of June 30, 2002 and on the €750 million as of June 30, 2002 of the credit facility during the first half year of both 2001 and 2002.

There were no debt issuance costs for the period ended June 30, 2002, whereas costs of €5.3 million were incurred in the same period of the prior year in connection with the February 2001 issuance of Senior Euro Notes and the related exchange offer for those Notes and the Notes issued previously.

For the period ended June 30, 2002 we had an unrealized foreign currency gain of €4.9 million relating to our Senior Dollar Notes, compared to a loss of €14.9 million in the same period of the prior year. Although principal repayments for these Senior Dollar Notes are not scheduled until September 1, 2010, we must revalue the obligation (debt) amount at each balance sheet date, possibly incurring unrealized foreign currency losses or gains.

Interest expense was partially offset by interest income totaling €1.8 million during the period ended June 30, 2002, and €4.4 million for the corresponding period of the previous year, earned on restricted investments (marketable securities) and on excess cash balances. The decline in interest income was primarily due attributable to a reduction in investments.

We will be incurring further indebtedness to finance the capital expenditures required to build/upgrade our network, once the build-out begins. As a result, we expect to have significant interest expense in future periods.

Extraordinary expenses

For the period ended June 30, 2002, we incurred extraordinary expenses of €5.3 million. We incurred €0.853 million severance payment agreements for the downsizing of employees in iesy Hessen GmbH & Co. KG and €0.904 million for iesy Services GmbH. Other extraordiniary expenses were incurred, in connection with putting the network upgrade on hold. Negotiations with our main network integrator led to extraordinary expenses of €1.2 million. As the company continues to work on the restructuring, it expects to incur significant extraordinary expenses. In the first half year, the Company also accrued an additional €1.085 million for severance and termination expenses related to former management. For reporting under German GAAP, the charges incurred by the company for this restructuring in the first half year were classified as extraordinary expenses. Under U.S. GAAP, these charges do not meet the criteria for classification as extraordinary expenses.

Tax Benefit (Expense)

Since the acquisition of Hessen KDG, we have been subject to trade tax at an average rate of 19% of pre-tax income, which is a deductible item for corporate income tax calculation. We are also subject to corporate income tax at a rate of 25% of undistributed pre-tax income (new tax rate effective January 1, 2001) as well as the solidarity surcharge at a rate of 5.5% of the corporate income tax. Due to operating losses since August 15, 2000, we have not incurred any tax expense, except for that incurred by iesy Services GmbH of approximately €86 thousand for the period ended June 30, 2002.

Liquidity and Capital Resources

We will require significant amounts of capital to finance our network upgrade, including connecting customers to our network upgrade, to meet other capital expenditures and for working capital requirements, including debt service requirements, and our operating losses.

Under our revised business plan, we expect to invest a total of €850 million in total capital expenditures for our network upgrade. We anticipate substantial completion of our network upgrade in 2007. We intend to finance the capital expenditures for our network upgrade, which were placed on a temporary hold in May 2002, as well as the working capital required to meet our debt service requirements, from drawdowns on a restructured credit facility. We do not generate sufficient cash flow from operations to fund our interest payments after our operational expenses.

We have incurred and we expect to continue to incur significant operating losses. Net cash flow used for operating activities was €54.2 million for the six months ended June 30, 2002, while cash was used for operating activities in the corresponding period in the prior year amounting to €25.0 million. We paid €44.4 million and €48.4 million in net interest during the periods ended June 30, 2002 and 2001, respectively. Our interest payments on the Senior Euro Notes and Senior Dollar Notes are due March 1 and September 1 of each year through 2010.

Net cash used for investing activities was €21.0 million for the period ended June 30, 2002, primarily due to expenditures related to our network upgrade, IT systems and start-up expenses for business expansion. During the corresponding period of the previous year, net cash used for investing activities was €15.0 million due to customer device positioning and operations management for the network. Our investing activities will continue to increase in the future for expenditures related to the network upgrade.

Net cash provided from financing activities for the period ended June 30, 2002 was €89.8 million, due to maturity of restricted securities, the proceeds of which were used to pay the interest payment on our notes due March 1, 2002 and our drawdown of €50 million in April and May 2002. Net cash provided from financing activities in the same period of the prior year of €64.5 million resulted from issuance of an additional €160 million in Senior Euro Notes with accrued interest, offset by depositing €131.5 million of the proceeds into a restricted cash account (marketable securities) to pay the required interest payments through 2002. Securities amounting to €41.2 million matured during the first quarter 2001 and the proceeds were used to make the March 2001 payment on our Senior Notes.

Cash increased from €33.8 million at December 31, 2001 to €48.3 million as of June 30, 2002. At June 30, 2002, we had €40.3 million in fixed securities restricted for payment of interest on the Notes due on September 2002 (the March 1, 2002 interest payment was made in the first quarter 2002), for total liquid assets of €88.6 million.

As of June 30, 2002, we had drawn a total of €150 million of the term loan portion of our credit facility. As of June 30, 2002, we had a total of €700 million in undrawn facilities, which consisted of €600 million in term loans and €100 million in revolving loans.

In April and May 2002, we drew down an additional €50 million in aggregate under our credit facility. In conjunction with these draw downs we concluded a waiver and amendment agreement with the banking syndicate in which the banks waived certain alleged technical breaches and defaults. In return, we agreed to limit our future drawdowns within certain timeframes, and appoint an advisor to assist us in restructuring the Company, its subsidiaries and our notes and allow the banking syndicate to appoint an independent consultant to review our business plan. If the banking syndicate does not believe we have met the conditions imposed on us in conjunction with the above waiver and amendment agreement, they may refuse to honor our future drawdown requests, which could have a material adverse effect on our business, financial conditions and results of operations. These drawdowns (including the €50 million in April and May 2002) may not be utilized for acquisitions, to repay indebtedness, or to pay interest on the high yield debt.

While any debt under our credit facility is outstanding, we are required to meet certain financial tests and ratios on an ongoing basis. There are also certain financial tests and ratios that we must satisfy before we are entitled to make draw downs under the credit facility, which we will need to do in order to finance our network upgrade. Our notes also prohibit us from incurring additional debt, other than debt under our credit facility and certain other specified exemptions, unless we can meet certain financial tests. The credit facility requires us to meet certain financial tests, including minimum interest coverage ratios, debt to EBITDA ratios and a cash flow to debt service ratio. Due to the delay in our network upgrade and the lower projected total revenues and operating cash flow, our revised business plan anticipates that, beginning in 2003, we will likely not be able to meet some or all of our financial tests. Failure to meet the financial tests would prohibit us from making drawdowns to finance our network upgrade. Depending on which financial tests are not met, there could be a default under the credit facility, following which the banks would have the ability to declare all outstanding amounts immediately due and payable. Additionally, our notes contain cross default provisions, which would be triggered, causing the notes to also become immediately due and payable. Unless we are able to renegotiate our credit facility, refinance or otherwise restructure our indebtedness or obtain alternative means of financing on acceptable terms, we may not have sufficient funds for the operation of the business or interest on our indebtedness as it becomes due, and we may become insolvent.

Effect of Inflation

We do not believe that our business has been or will be affected by inflation in a manner significantly different than the general economy. However, we cannot assure you that inflation will not have a material adverse effect on our business in the future.

U.S. GAAP versus German GAAP

The table below sets forth financial information according to both U.S. and German GAAP for the six months ended June 30, 2002 and 2001.

	Six Months Ended	
	June 30 2002 *(unaudited)*	**June 30 2001** *(unaudited)*

(In thousands of Euro)

	German	U.S.	German	U.S.
Revenue(1)	58,154	55,641	57,385	57,222
Adjusted EBITDA(2)	15,112	9,316	22,679	22,665
EBITDA(3)	3,776	(2,019)	16,214	14,793
Net Loss(4)	(82,409)	(63,564)	(90,664)	(90,515)
Net Equity(5)	74,597	93,442	478,135	526,827

(1) Under German GAAP, own capitalized costs of €1,245 thousand and €1,163 thousand are recorded as income for the six months ended June 30, 2002 and 2001, respectively, while under U.S. GAAP, own capitalized costs are netted against expense.
(2) Adjusted EBITDA excludes transition costs of €11.335 million for both German and U.S. GAAP for the six months ended June 30, 2002. Adjusted EBITDA excludes transition costs of €6,465 (statutory accounts) and €7,872 (U.S. GAAP) for the six months ended 2001.
(3) Under U.S. GAAP, EBITDA is decreased for new business development costs which are capitalized under German GAAP in the amount of €10,192 thousand and €1,437 thousand and increased by the amount that is capitalized as intangible assets of €5,508 thousand and €0 under U.S GAAP for the period ended June 30, 2002 and 2001, respectively. Also, under U.S. GAAP, EBITDA is decreased due to higher computed future pension obligations of €26 thousand and €14 thousand which must be expensed under U.S. GAAP for the six months ended June 30, 2002 and 2001, respectively. The restructuring expenses do not qualify for extraordinary expeneses according to U.S. GAAP and reduce EBITDA by €1,085 thousand for the six-months ended June 30, 2002.
(4) See reconciliation of Net Loss between German and U.S. GAAP on page 12.
(5) See reconciliation on Net Equity between German and U.S. GAAP on page 13.

EBITDA represents results before taxes and transferred profits (and extraordinary loss) plus financial expense, net, plus depreciation and amortization. We believe that EBITDA serves as a useful financial indicator in measuring the operating performance of companies in our industry by providing investors and analysts with a measure of operating income unaffected by financing and accounting effects of acquisitions. EBITDA is not a German GAAP or U.S. GAAP measure. It should not be considered as an alternative to measures of items determined under German GAAP or U.S. GAAP like net income or cash generated from operations as an indicator of our operating performance or cash flow from operations. You should note that EBITDA is not a uniform or standardized measure, that its calculation may vary significantly from company to company, and that by itself it provides no grounds for comparison with other companies.

New U.S. GAAP Accounting Pronouncements

In August 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002 (our fiscal year 2003). We have not yet completed our analysis of the new pronouncement and have not yet determined if the adoption of the new pronouncement will have a material effect on our financial statements.

In June 2002, the FASB issued FAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which is effective for fiscal years beginning after December 31, 2002. This statement requires that liabilities for costs associated with an exit or disposal activity be recognized at fair value when the liability is incurred, rather than when the entity has only committed to a plan, as EITF Issue 94-3 currently requires. Liabilities are incurred when a transaction or event leaves an entity little or no discretion to avoid the future transfer of assets to settle the liability. These liabilities will be revalued to fair value on an ongoing basis. Costs included in this guidance include one-time termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease, and costs to consolidate facilities or relocate employees. We have not yet completed our analysis of the new pronouncement and have not yet determined if its adoption will have a material effect on our financial statements.

Information Regarding Forward-Looking Statements

This report includes, as well as information included in oral statements or other written statements made or to be made by the Company, statements which, in the opinion of the Company, may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act") in the United States. These statements appear in a number of places in this quarterly report and include, but are not limited to, all statements relating to plans for future growth and other business development activities as well as the financial restructuring of the Company, capital expenditures, financing sources, dividends and the effects of regulation and competition, Euro conversion, and all other statements regarding the intent, plans, beliefs or expectations of the Company or its Directors or Officers. Readers of this report are cautioned that such forward-looking statements are not assurances for future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements. These risks and uncertainties include, but are not limited to the inability to complete the financial restructuring of the Company in a timely manner, to market our existing and planned services to current and new customers,. delays in the timing of the development and launch of our planned services, unfavorable market pricing conditions for our existing and planned services and for competing services,. increased competition, and adverse trends in regulatory, legislative, and judicial developments.

Consequently, all the forward-looking statements contained in this report are qualified by the information contained herein, including, but not limited to, the information contained under this heading and the unaudited interim condensed consolidated financial statements and notes thereto for the six months ended June 30, 2002 and by the material set forth under the headings "Business" and "Risk Factors" in the Company's annual report dated May 31, 2002, and any other documents within the public domain. The Company is under no obligation to publicly release any revision to any forward-looking statement contained or incorporated herein to reflect any future events or uncertainty.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk arises from foreign currency exchange rate fluctuations related to our obligations under our outstanding Senior U.S. Dollar Notes. Our revenues are denominated in Euro. The dollar-denominated Notes expose us to risks associated with changes in the exchange rate between the U.S. dollar and the Euro, our functional currency. The fair market value of our obligations under these notes may also fluctuate as general interest rates change, since they are fixed rate instruments. In addition, borrowings under the Credit Facility bear floating rates of interest based upon EURIBOR. Our debt service obligations under such borrowings will, therefore, fluctuate as interest rates change. We do not currently engage in hedging transactions. We are considering entering into transactions to hedge the risk of exchange rate fluctuations. We cannot assure you that we will enter into any hedging transactions or, if we decide to engage in such transactions, that they will be successful or that fluctuations in currency exchange rates will not have a material adverse effect on us.

It is our policy not to enter into any transaction of a speculative nature. Our investment policy is limited by our indentures. We are restricted to investing in financial instruments with maturities of one year or less (with certain limited exceptions). The indentures require our investments to meet high credit quality standards, such as (1) obligations of the government of the United States, any member state of the European Union or Switzerland or agencies thereof guaranteed by such countries, (2) certificates of deposits and money market deposits, (3) commercial paper with a rating of A-1 or P-1 as published by (Moody's/S&P) and (4) direct obligations of the United States.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating rate financial liabilities held at June 30, 2002 would have resulted in additional interest expense of approximately €0.51 million for the EURIBOR loans for the six month period ended June 30, 2002.

The following tables provide information about our Senior Dollar Notes that are sensitive to foreign currency exchange rates, which are the expected outflows of cash for payment of semi-annual interest and principal repayment in 2010. These amounts are denominated in Euro, which is our functional currency.

Balance Sheet Exposures
Operations with Euro Functional Currency
Principal (Notional) Amount by Expected Maturity
Euro Equivalent in Millions

(Euro in millions)	2002	2003	2004	2005	2006	2007	2008	2009	2010	Fair Value June 30, 2002
Long-term Debt Denominated in Foreign Currencies										
United States Dollars										
Fixed Rate..................	—	—	—	—	—	—	—	—	—	37,287
Fixed Interest Rate	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	

As of June 30, 2002, we had dollar denominated debt obligations of $175 million or €177.6 million. Principal repayment is not due until 2010.

As of June 30, 2002, we had fixed securities of €40.3 million, of which U.S.$12.6 million is available for the payment of the fourth semi-annual interest payment on the Senior Dollar Notes due September 1, 2002; therefore, our exposure to foreign currency risk is limited to interest payments on the Senior U.S. Dollar Notes beginning with the fifth semi-annual interest payment due March 1, 2003, as well as the principal repayment due in 2010.

Principal and Interest Repayment Schedule
Principal (Notional) Amount by Expected Maturity
Euro Equivalent in Millions

	2001	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Fair Value March 31, 2001
On Balance Sheet Obligations Denominated in Foreign Currencies - United States Dollars (presented below in Millions of Euro)												
United States Dollars												
Fixed Rate.......................	—	—	—	—	—	—	—	—	—	—	—	195,167
Fixed Interest Rate..........			14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	
Interest Payments............			25,746	25,746	25,746	25,746	25,746	25,746	25,746	25,746	25,746	
Principal Repayment........		—	—	—	—	—	—	—	—	—	177,557	
Sensitivity:												
Exch. Rate Risk (10%)....			2,862	2,862	2,862	2,862	2,862	2,862	2,862	2,862	2,862	
Exch. Rate Risk (10%)....		—	—	—	—	—	—	—	—	—	19,737	

Fair value was determined based on the quoted market price of the related debt instrument as of June 30, 2002.

PART II – Other Information

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

iesy Hessen GmbH

Date: August 29, 2002 By:

/s/ Bruno Claude
Bruno Claude
Chief Executive Officer

Date: August 29, 2002 By:

/s/ John Gregg
John Gregg
Managing Director

Date: August 29, 2002 By:

/s/Otto Rathsman
Otto Rathsman
Chief Financial Officer and Prokurist

End of document